NO ACT

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2-5-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

10010691

February 5, 2010

Act 1934
Section 14(d)(5)
Rule 14e-5
Public Availability Feb. 5, 2010

Received SEC
FEB 0 5 2010
Washington, DC 20549

<u>Via Facsimile and U.S.</u>

Lorenzo Corte
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf, London E14 5DS

Peter O'Driscoll
Orrick, Herrington & Sutcliffe LLP
107 Cheapside
London EC2V 6DN

Re: Vimpelcom Ltd., Altimo Holdings & Investments Ltd. and Telenor ASA Offer for all outstanding common shares, preferred shares and American Depositary Shares Vimpel-Communications
File No. TP 10-12

Dear Messrs. Corte and O'Driscoll:

We are responding to your letter dated February 5, 2010 to Michele Anderson, Christina Chalk and Josephine Tao, as supplemented by telephone conversations with the staff, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter of February 5, 2010.

On the basis of your representations and the facts presented in your letter, the Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-10(a)(1). This exemption permits the use of a dual offer structure. The U.S. Offer will be open to all holders of VimpelCom ADSs, wherever located, and to U.S. holders of VimpelCom Shares. The Russian Offer will be open to all holders of VimpelCom Shares, wherever located. We note that under Russian law, U.S. holders of VimpelCom Shares (but not ADSs) may not be excluded from the Russian Offer.

- Rule 14d-10(a)(2). This exemption is necessary because of your representations that holders of VimpelCom Shares who are not "qualified investors" as that term is defined under Russian law cannot accept NewCo DRs because they are foreign securities. In granting this relief, we note in particular that there are a very limited number of holders of VimpelCom Common Shares held by persons who would not qualify as "qualified investors," and that you are not aware of any U.S. holders of VimpelCom Shares.

- Rule 14e-5 under the Exchange Act. The exemptions from Rule 14e-5 permit (i) the Bidders to purchase or arrange to purchase VimpelCom Shares pursuant to the Russian Offer during the U.S. Offer; (ii) the Bidders and their affiliates to purchase or make arrangements to purchase VimpelCom Shares outside the Exchange Offer; and (iii) the affiliates of the financial advisors to the Bidders to purchase or arrange to purchase VimpelCom shares outside the Exchange Offer. The exemptions are granted on the basis of the representations in your letter and the facts presented. In addition, the exemptions are subject to the following conditions:

  1. All conditions of Rule 14e-5(b)(11)(i through v) will be satisfied except Rule 14e-5(b)(11)(i), and all conditions of Rule 14e-5(b)(12)(i)(A through G) will be satisfied except Rule 14e-5(b)(12)(i)(B);

  2. the Prospective Purchasers will comply with any applicable rules in Russia;

  3. upon request of the Division of Trading and Markets, the Prospective Purchasers will disclose to it a daily time-sequenced schedule of all purchases of VimpelCom Shares made by any of them during the Exchange Offer, on a transaction-by-transaction basis, including: (a) a description of the size, broker (if any), time of execution and purchase price; and (b) if not executed on the Russian Trading System T+O Market, the exchange, quotation system or other facility through which the purchase occurred;

  4. upon request of the Division of Trading and Markets, the Prospective Purchasers will transmit the information specified in clauses (a) and (b) of item (3) above to the Division of Trading and Markets at its offices in Washington D.C. within 30 days of its request;

  5. the Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Exchange Offer;

  6. representatives of the Prospective Purchasers will be made available (in person at the offices of the Division of Trading and Markets or by telephone) to respond to inquiries of the Division of Trading and Markets relating to such records; and

  7. except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

- Section 14(d)(5). The exemption from the withdrawal rights provisions of Section 14(d)(5) of the Exchange Act is granted to allow the Bidders to terminate withdrawal rights during the three business days (as defined in your letter) between the expiration of the U.S. Offer until and including the first business day after the expiration of the Russian Offer. This exemption is necessary because the VimpelCom Securities tendered into the U.S. and Russian Offers will be aggregated to determine whether the minimum acceptance threshold has been met.

Based on the representations in your letter dated February 5, 2010, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act. This no-action position under Rule 14e-1(c) allows Bidders to pay for VimpelCom Common Shares, including Common Shares underlying VimpelCom ADSs, tendered in the U.S. Offer within three business days (as defined in your letter) after the expiration of the Russian Offer. VimpelCom Common Shares tendered into the Russian Offer, including VimpelCom Common Shares tendered by U.S. holders who cannot be excluded from the Russian Offer, will be paid for within 15 days of each tendering holder's Share Transfer Date, consistent with Russian law and practice.

In addition, based on the representations in your letter dated February 5, 2010, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(d) under the Exchange Act. This no-action position permits Bidders to announce extensions of the U.S. Offer, if any, on the next business day after the expiration of the Russian Offer. We note that Bidders will announce extensions of the U.S. and Russian Offer, if any, in the same manner and will include information Bidders have with respect to acceptance in both Offers.

Based on the representations in your letter dated February 5, 2010, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action if the Exchange Offer does not comply with the requirements of Rule 13e-3 and no Schedule 13E-3 is filed in connection with the Exchange Offer. In this regard, we note that the cash alternative offered as a feature of the Exchange Offer is required under Russian law but represents only a nominal cash value of less than a penny per VimpelCom ADS and per VimpelCom Common Shares, which is a fraction of the recent trading prices of such securities.

The foregoing exemptive and no-action relief is based solely on the representations and the facts presented in your letter dated February 5, 2010 and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Division of Corporation Finance or the Division of Trading and Markets determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Prospective Purchasers. The Division of Corporation Finance and the Division of Trading and Markets express no view with respect to any other questions that the Exchange Offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws.

Sincerely,

For the Commission,
By the Division of Corporation Finance and the Division of Trading and Markets pursuant to delegated authority,

Michele M. Anderson
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Enclosure

Skadden, Arps, Slate, Meagher & Flom LLP
40 Bank Street
London E14 5DS
England

Orrick, Herrington & Sutcliffe LLP
Tower 42, Level 35
25 Old Broad Street
London EC2N 1HQ
England

February 5, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention: Ms. Michelle Anderson, Chief
Ms. Christina Chalk, Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance

Ms. Josephine J. Tao, Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Re: Proposed Dual Tender Offer by VimpelCom Ltd. for Common Shares, American Depositary Shares and Preferred Shares of Open Joint Stock Company "Vimpel-Communications"

Ladies and Gentlemen:

We are writing on behalf of our client, VimpelCom Ltd. ("NewCo"), a newly formed company organized under the laws of Bermuda, and NewCo's two shareholders, Altimo Holdings & Investments Ltd., a company organized under the laws of the British Virgin Islands (together with certain of its affiliates "Altimo"), and Telenor ASA, a company organized under the laws of Norway (together with certain of its affiliates "Telenor," and together with Altimo and NewCo, the "Bidders"), each of whom owns 50% of the outstanding share capital of NewCo, in connection with NewCo's launch of an exchange offer for all of the outstanding common shares with a nominal value of 0.005 Russian rubles each (the "VimpelCom Common Shares"), preferred shares with a nominal value of 0.005 Russian rubles each (the "VimpelCom Preferred Shares," and together with the VimpelCom Common Shares, the "VimpelCom Shares") and American Depositary Shares, each representing one-twentieth of one share of common stock (the "VimpelCom ADSs," and together with the VimpelCom Shares, the "VimpelCom Securities"), of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom"), a Russian telecommunications company whose American Depositary Shares are listed on the New York Stock Exchange ("NYSE").

As previously discussed with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), for the reasons described herein, the Bidders intend to structure the offer as a dual offer comprising an exchange offer in the U.S. (the "U.S. Offer") and a voluntary tender offer in Russia (the "Russian Offer," and together with the U.S. Offer, the "Exchange Offer"). Following the successful completion of the Exchange Offer, Altimo and Telenor will exchange all of their shares in Closed Joint Stock Company "Kyivstar G.S.M.," a Ukrainian mobile telecommunications company wholly owned by Altimo and Telenor ("Kyivstar"), for shares in NewCo. The purpose of the Exchange Offer and Kyivstar transaction is to bring ownership of VimpelCom and Kyivstar under NewCo, combining the shareholder base of VimpelCom and Kyivstar at a 3.4:1 ratio.

On behalf of the Bidders, we are hereby respectfully requesting (a) exemptive relief from the provisions of (i) Rule 14d-10(a)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) Rule 14d-10(a)(2) under the Exchange Act; (iii) Section 14(d)(5) of the Exchange Act; and (iv) Rule 14e-5 under the Exchange Act; and (b) confirmation from the Staff that it will not recommend enforcement action under (i) Rule 14e-1(c) under the Exchange Act; (ii) Rule 14e-1(d) under the Exchange Act; or (iii) Rule 13e-3 under the Exchange Act in connection with the Exchange Offer.

Background Information

NewCo

NewCo was formed on June 5, 2009 (as New Spring Company Ltd., before changing its name to VimpelCom Ltd. on October 1, 2009) as an exempted company under the Bermuda Companies Act 1981, for purposes of the Exchange Offer. It is jointly owned and controlled by Altimo and Telenor, each of which owns 50 ordinary voting shares of NewCo. Altimo and Telenor together own 100% of NewCo's outstanding share capital.

Altimo

Altimo is the holding company for the telecommunications interests of the Alfa Group Consortium (one of Russia's largest privately owned financial-industrial conglomerates) and specializes in telecom investments in Russia, the CIS and Asia. Altimo owns 18,964,799 VimpelCom Common Shares, which represent approximately 37.0% of the outstanding VimpelCom Common Shares, and 6,426,600 VimpelCom Preferred Shares, which represent 100% of the outstanding VimpelCom Preferred Shares. Taking into account the voting rights of the VimpelCom Preferred Shares, Altimo owns approximately 44.0% of VimpelCom's outstanding voting rights. Altimo also owns 4,647,127 shares of Kyivstar, which represents 43.5% of Kyivstar's outstanding shares.

Telenor

Telenor is an international telecommunications group providing telephony, data and media communication services, with mobile operations in 13 markets across the European Nordic region, Central and Eastern Europe and Asia. Telenor owns 15,337,854 VimpelCom Common Shares and 38,334,500 VimpelCom ADSs, which together represent approximately 33.6% of the outstanding VimpelCom Common Shares, and, taking into account the voting rights of the VimpelCom Preferred Shares (all of which are owned by Altimo), approximately 29.9% of VimpelCom's outstanding voting rights. Telenor also owns 6,040,262 shares of Kyivstar, which represent 56.5% of Kyivstar's outstanding shares.

VimpelCom

VimpelCom is a telecommunications operator providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia and a number of other emerging market countries. VimpelCom is an open joint stock company organized under the laws of the Russian Federation. It is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, files reports on Forms 20-F and 6-K with the Commission and has securities registered under Section 12(b) of the Exchange Act. VimpelCom Common Shares have traded on the Russian Trading System since July 2000, and VimpelCom ADSs have traded on the NYSE since November 1996.

Kyivstar

Kyivstar is one of the leading providers of mobile telecommunications services in Ukraine. Kyivstar operates a mobile network which currently covers territory inhabited by approximately 96.8% of Ukraine's population. Kyivstar is wholly owned by Altimo and Telenor.

U.S. Ownership of VimpelCom Common Shares

Certain relief requested by this letter would be available under Exchange Act Rule 14d-1(d) (the "Tier II Exemption") if the Bidders qualified for the Tier II Exemption. In order to qualify for the Tier II Exemption, United States residents may hold no more than 40% of the outstanding VimpelCom Common Shares (including VimpelCom Common Shares represented by VimpelCom ADSs) calculated in accordance with the instructions to Rule 14d-1(d) (the "U.S. Ownership Calculation Rules"). To determine the residency of the holders of VimpelCom Common Shares, the Bidders, with the assistance of Innisfree M&A Incorporated, which is acting as solicitation agent on behalf of the Bidders (the "Solicitation Agent"), reviewed the shareholder register of VimpelCom as of September 30, 2009, which is a date no more than 60 days before October 5, 2009 (the date of the first announcement of the Exchange Offer). The Solicitation Agent carried out a review of the beneficial ownership of VimpelCom Common Shares and VimpelCom ADSs in accordance with the U.S. Ownership Calculation Rules.

Based on this review, and after excluding VimpelCom Common Shares owned by Altimo and Telenor (as required by the U.S. Ownership Calculation Rules), who together own approximately 70.6% of the outstanding VimpelCom Common Shares, the Bidders determined that the percentage of outstanding VimpelCom Common Shares (including those represented by VimpelCom ADSs) held by U.S. residents as of September 30, 2009 is approximately 44.4%. This percentage exceeds the ceiling for reliance upon the Tier II Exemption. However, the Commission has stated that, when U.S. ownership is greater than 40%, it would consider relief on a case-by-case basis when there is a direct conflict between U.S. laws and practice and those of the home jurisdiction.[1]

Conflicts Between Russian and U.S. Tender Offer Rules and Practices

In Russia, tender offers for securities of Russian open joint stock companies are regulated by Federal Law No. 208-FZ "On Joint Stock Companies," dated December 26, 1995 (as amended) (the "JSC Law") and implementing regulations adopted by the Russian securities market regulator, the Federal

[1] SEC Release Nos. 33-7759, 34-42054 (October 22, 1999).

Service for Financial Markets (the "FSFM"). The offering of foreign securities into the Russian Federation, including in a tender offer, is regulated by Article 51.1 of Federal Law No. 39-FZ "On the Securities Market," dated April 22, 1996 (as amended) (the "Russian Securities Law"). A tender offer for more than 30% of a Russian open joint stock company's voting shares may not be made in Russia, and tender offer documents may not be disseminated in Russia, unless the tender offer and the tender offer materials comply with the JSC Law and the regulations adopted pursuant to it.

There are a number of conflicts between Russian and U.S. tender offer rules and practices, including:

(i) Under the JSC Law, if the target company's securities are traded on a Russian stock exchange, a bidder is required to file with the FSFM a prescribed tender offer form (the "VTO Form"), together with a notarized copy of a bank guarantee and certain other ancillary documents, at least 15 days before sending such VTO Form to the target company for dissemination by the target company to its registered shareholders. A U.S. registration statement on Form F-4 will not satisfy Russian tender offer rules and is not consistent with Russian practice.[2] The VTO Form and ancillary documents must be in Russian.

(ii) Under the JSC Law, a voluntary tender offer may only be made for the target company's shares, including shares underlying the target company's ADSs, but not the ADSs themselves. The JSC Law considers the target company's ADS depositary to be the registered shareholder and does not consider ADSs to be securities of the target company.

(iii) Withdrawal rights, as contemplated by Section 14(d)(5) of and Rule 14d-7 under the Exchange Act, are not provided for under the JSC Law. The only situation where the JSC Law specifically provides that a tendering shareholder may revoke its acceptance of an offer is where a competing offer is made. The JSC Law also provides that only the last tender offer acceptance application submitted by the tendering shareholder is valid. This implies that following submission of the first tender offer acceptance notice, tendering shareholders may provide amended tender offer acceptance notices during the tender offer period reducing (or increasing) the number of shares they are tendering into the offer, which is somewhat similar (albeit not identical) to the withdrawal right contemplated by Rule 14d-7. However, the JSC Law does not provide tendering shareholders with a right to withdraw their acceptances in the period from the closing of the offer period to settlement of the offer. Since the tender offer period in the Russian Offer will be at least 70 days, the absence of withdrawal rights in the period between the expiration of the offer period and the settlement of the offer conflicts with the provisions of Section 14(d)(5) of the Exchange Act.

(iv) Under Russian voluntary tender offer rules, shareholders tendering into the Russian voluntary tender offer must submit certain documents authorizing the registrar to effect the transfer of tendered shares to the bidder. These documents may be delivered after the expiration of the tender offer period. While Russian voluntary tender offer rules do not prescribe the number of days for the shareholders to submit these documents, Russian mandatory tender offer rules provide for a minimum period of 15 days following the

[2] If the VTO Form does not comply with the statutory requirements, the FSFM may order that it be brought into compliance with the applicable law or, in the event the FSFM's 15-day review period has expired, file a lawsuit to seek a court order to compel the bidder to make appropriate amendments to the VTO Form.

expiration of the tender offer period, which in practice is often applied to voluntary tender offers. Each tendering shareholder can, in its discretion, provide these documents to the registrar (enabling it to effect the transfer of the tendered securities to the bidder) at any time during this 15-day period. In addition, while Russian voluntary tender offer rules do not prescribe a time by which payment for tendered securities is to be made, Russian practice has developed such that bidders typically pay consideration for the shares transferred in the offer promptly following any such transfer, and in any event within 15 days of the date of such transfer (which is the period by which payment must be made under Russian mandatory tender offer rules). By contrast, under U.S. tender offer rules, payment is required promptly following expiration of the offer period (usually within three business days).

The Bidders believe the dual offer structure of the U.S. Offer and Russian Offer, as described herein, is the best method for reconciling these conflicts and protecting the interests of U.S. holders of VimpelCom Common Shares and VimpelCom ADSs.

Furthermore, the dual offer structure will enable NewCo to effect a squeeze-out under Russian law of the remaining VimpelCom Common Shares not tendered in the Exchange Offer, which would not otherwise be possible. Under the JSC Law, in order for NewCo to be able to purchase all of the remaining VimpelCom Common Shares not tendered in the Exchange Offer, it must have acquired 95% (plus one share) of VimpelCom's voting shares in a Russian voluntary tender offer. Accordingly, unless NewCo is permitted to effect the Russian Offer in accordance with the JSC Law, it will not be able to submit a squeeze-out demand, which is key to the business rationale for the Exchange Offer – the business combination of VimpelCom and Kyivstar as 100% owned subsidiaries of NewCo.

The Proposed Exchange Offer Structure

In order to address the above conflicts, and to comply with Russian legal requirements and the U.S. tender offer rules, the Bidders propose to structure the Exchange Offer as a dual offer comprising a U.S. Offer and a Russian Offer.

The U.S. Offer

The U.S. Offer will be open to all holders of VimpelCom ADSs, wherever located, and to U.S. holders of VimpelCom Shares.[3]

(i) Each holder of VimpelCom ADSs will be offered one NewCo DR, with each such NewCo DR representing one common share, par value US$0.001 per share in the capital of NewCo (the "NewCo DRs"), or 0.0005 Russian ruble (equal to approximately US$0.00002) in cash, in exchange for each VimpelCom ADS.

(ii) Each holder of VimpelCom Shares will be offered 20 NewCo DRs, or 0.01 Russian ruble (equal to approximately US$0.0004) in cash, in exchange for each VimpelCom Share.[4]

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[3] Based on the Bidders' review of VimpelCom's share register as of November 12, 2009, the Bidders are not aware of any U.S. holders of VimpelCom Common Shares.

[4] Altimo, as the sole holder of VimpelCom Preferred Shares (which are neither registered under the Exchange Act nor listed on any securities exchange), will be offered 20 NewCo Preferred DRs, with each such NewCo Preferred DR representing one convertible preferred share, par value US$0.001 per share in the capital of NewCo, or 0.01 Russian ruble in cash, in exchange for each VimpelCom Preferred Share.

The Russian Offer

The Russian Offer will be open to all holders of VimpelCom Shares, wherever located.[5] Each holder of VimpelCom Shares will be offered 20 NewCo DRs, or 0.01 Russian ruble in cash, in exchange for each VimpelCom Share.

The Nominal Cash Amount being Offered as an Alternative to the NewCo DRs

The purpose and intended outcome of the Exchange Offer is that holders of VimpelCom Securities remain security holders in NewCo. The nominal cash option is being offered solely to satisfy Russian law, which requires that a voluntary tender offer for securities of a Russian company contain a cash alternative. The FSFM confirmed in conversations with the Bidders and in a letter to the Bidders dated July 6, 2009 that the cash consideration in the voluntary tender offer could be nominal. The cash being offered is less than a penny per VimpelCom ADS and per VimpelCom Common Share, compared with an approximate market value of US$21.15 for one VimpelCom ADS (based on the NYSE closing price on November 23, 2009) and a market value of approximately US$450.00 (RUB 12,960) for one VimpelCom Common Share (based on the last trading price of a VimpelCom Common Share on the Russian Trading System T+O Market on November 23, 2009). Equal treatment principles under Russian securities laws require that the cash alternative be offered in both the U.S. Offer and Russian Offer. In addition, the FSFM confirmed in a letter to the Bidders dated July 6, 2009 that the U.S. Offer and Russian Offer must be on analogous terms.

Expiration and Settlement of the Exchange Offer

As described below, if NewCo acquires 95% (plus one share) of the VimpelCom Shares in the Russian Offer (which will be a condition to completing the Exchange Offer), NewCo intends to buy the remaining VimpelCom Common Shares in accordance with Russian squeeze-out procedures for an amount determined by an independent appraiser in accordance with Russian law. Because most VimpelCom Common Shares (other than those held by the Bidders) trade in the form of VimpelCom ADSs, it would be impossible for NewCo to reach this 95% threshold unless the VimpelCom Common Shares underlying the VimpelCom ADSs tendered into the U.S. Offer are subsequently tendered into the Russian Offer. As a result, the Russian Offer will be structured such that the VimpelCom ADS Depositary, which holds the VimpelCom Common Shares underlying the VimpelCom ADSs, will tender into the Russian Offer the relevant number of VimpelCom Common Shares that underlie the VimpelCom ADSs tendered into the U.S. Offer. For the reasons described below, the acceptance period of the U.S. Offer will expire three business days prior to the expiration of the acceptance period of the Russian Offer.[6]

The Bidders have been advised by The Bank of New York Mellon, which is acting as the exchange agent for purposes of the U.S. Offer (the "U.S. Exchange Agent"), that while it should be able

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5 The Russian Offer will not include VimpelCom ADSs because, as discussed above, under the JSC Law, a voluntary tender offer may only be made for the VimpelCom Common Shares underlying the VimpelCom ADSs, and The Bank of New York Mellon, VimpelCom's ADS Depositary and issuer of the VimpelCom ADSs, is considered the registered shareholder of the VimpelCom Common Shares underlying the VimpelCom ADSs for Russian law purposes.

6 A "business day" for purposes of this letter means any day of the year that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, U.S.A. or Moscow, Russia are authorized or required by law to close.

to determine the number of VimpelCom ADSs tendered into the U.S. Offer on an overnight basis, on the business day following expiration of the U.S. Offer, the ADS Depositary will instruct ING Bank (Eurasia) ZAO (Closed Joint Stock Company), which is the custodian for the ADS Depositary (the "Custodian"), to deliver a notice of acceptance (the "Depositary Acceptance Notice") to Closed Joint Stock Company "The National Registry Company," which is acting as the exchange agent for the Russian Offer (the "Russian Exchange Agent"), for the number of VimpelCom Common Shares underlying VimpelCom ADSs that were tendered into the U.S. Offer, and which will be tendered into the Russian Offer. Because of the time difference between New York and Moscow, the Custodian likely will not be able to process, finalize and deliver the Depositary Acceptance Notice until the third business day following the expiration of the U.S. Offer. Unless and until the Russian Exchange Agent receives from the Custodian the Depositary Acceptance Notice, the VimpelCom Common Shares (underlying VimpelCom ADSs tendered into the U.S. Offer) will not have been tendered validly into the Russian Offer. Moreover, under Russian law, in order for VimpelCom Common Shares to be validly tendered, the Depositary Acceptance Notice must be delivered prior to expiration of the Russian Offer. Accordingly, the Bidders are intending to cause the acceptance period of the Russian Offer to expire three business days following expiration of the acceptance period of the U.S. Offer.

In order for tendering shareholders to enable settlement and effect the transfer of tendered VimpelCom Shares to NewCo, Russian voluntary tender offer rules require that such shareholders submit, in addition to an acceptance notice, certain other ancillary documents, including a duly completed share transfer order authorizing the registrar to effect the transfer. Although the Bidders will advise the tendering shareholders to deliver these ancillary documents, including the share transfer orders, together with their acceptance notices, it is common Russian practice for these documents to be delivered after the expiration of the Russian Offer acceptance period. In addition, the Russian Securities Law requires NewCo to obtain confirmation from tendering shareholders who elected to receive NewCo DRs as consideration for their VimpelCom Shares that they are able to receive NewCo DRs in accordance with Russian law, which will include confirmation of their status as "qualified investors" under Russian law.[7] While Russian voluntary tender offer rules do not prescribe a minimum or a maximum number of days for the shareholders to submit these documents, mandatory tender offer rules provide for a minimum 15-day period, which in practice is often applied to voluntary tender offers (such period, the "Confirmation Period"). Each tendering shareholder may, at its discretion, effect the transfer of the tendered securities to NewCo at any time during this Confirmation Period (each such time, a "Share Transfer Date"). The Custodian has confirmed to the Bidders that the Custodian intends to deliver the ancillary documents and share transfer order necessary to perfect the transfer of VimpelCom Common Shares underlying

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7 Under Russian law, investors that are not "qualified investors" (as defined by Russian law) are not entitled to receive NewCo DRs in exchange for their tendered VimpelCom Securities because the NewCo DRs will not be admitted for placement or public circulation in the Russian Federation. The NewCo DRs will not be admitted for placement (*i.e.*, a sale to initial purchasers) or public circulation (*i.e.*, a public offering) in the Russian Federation because, among other reasons, there are insufficient implementing regulations currently in place governing the admission of foreign securities (such as NewCo DRs), and no practice has developed. Under the Russian Securities Law, "qualified investors" include those entities listed in Article 51.2(2) of the Russian Securities Law and certain qualifying natural persons and legal entities recognized as qualified investors in accordance with the procedure prescribed by the Russian Securities Law and the FSFM regulations. Article 51.2(2) of the Russian Securities Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organizations; (vi) non-governmental pension funds; and (vii) international organizations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development.

VimpelCom ADSs tendered into the U.S. Offer when it delivers the Depositary Acceptance Notice to the Russian Exchange Agent (i.e., prior to expiration of the Russian Offer).

While Russian voluntary tender offer rules do not prescribe a time by which payment for tendered securities is to be made, it is Russian practice for bidders to pay consideration promptly following each Share Transfer Date, and in any event within 15 days of such Share Transfer Date (which is the period by which payment must be made under Russian mandatory tender offer rules).

Because the Custodian intends to deliver the ancillary documents and share transfer order necessary to perfect the transfer of VimpelCom Common Shares underlying VimpelCom ADSs tendered into the U.S. Offer when it delivers the Depositary Acceptance Notice (i.e., prior to expiration of the Russian Offer), NewCo would pay the consideration in respect of those VimpelCom Common Shares promptly following expiration of the Russian Offer, and in any event within three business days following expiration of the Russian Offer. Payment of the consideration in respect of VimpelCom ADSs would occur simultaneously or, in any case, on the same business day.

VimpelCom Common Shares tendered into the U.S. Offer by U.S. holders (if any) will not be tendered into the Russian Offer, and such holders will be paid the consideration on the same business day as the consideration is paid in respect of the VimpelCom ADSs.

With respect to the VimpelCom Common Shares tendered into the Russian Offer, the date for payment of consideration by NewCo will vary depending on how quickly each tendering shareholder submits those ancillary documents and share transfer orders necessary to perfect the transfer of VimpelCom Common Shares to NewCo. Payment of the consideration cannot be made until those ancillary documents and share transfer orders are delivered in the form required by the Russian Exchange Agent. Accordingly, with respect to the Russian Offer, NewCo intends to pay the consideration in the form of NewCo DRs or pay nominal cash (as the case may be) promptly following each Share Transfer Date, and in any event within 15 days of such Share Transfer Date, consistent with Russian practice and as contemplated in the VTO Form.

Russian Squeeze-Out Procedure and Pre-emption of Buyout Rights

NewCo will send the demand form relating to the squeeze-out (the "Squeeze-Out Demand Form") immediately following settlement of the Russian Offer. Russian law provides that the Squeeze-Out Demand Form must be provided to the FSFM for its review at least 15 days before it is sent to VimpelCom for dissemination to VimpelCom's remaining shareholders. Accordingly, the earliest that the squeeze-out process may commence is on the 16th day following submission to the FSFM after completion of the settlement of the Russian Offer.

Under Russian law, the purchase price in a squeeze-out offer must be equal to or greater than the highest of (1) the market value of shares determined by an independent appraiser (in accordance with Russian appraisal standards), (2) the price paid for the shares in the Russian voluntary tender offer that resulted in acquisition by the acquirer and its affiliates of more than 95% of the voting shares and (3) the maximum price at which the acquirer or its affiliates purchased or agreed to purchase any voting shares after expiration of the acceptance period of the Russian voluntary tender offer.

The JSC Law provides that, as a consequence of NewCo's acquisition of 95% (plus one share) of the VimpelCom Shares, from the date which is 35 days after the date of such acquisition and until such time as NewCo sends a Squeeze-Out Demand Form to VimpelCom for dissemination to VimpelCom's remaining shareholders, all remaining shareholders have the right to demand a buyout of their shares by NewCo (a "Buyout Request").[8] However, in order for a shareholder to be able to submit a Buyout Request, NewCo must provide the remaining shareholders with a notice (sent through VimpelCom) of such shareholders' right to sell their VimpelCom Shares (a "Buyout Notice"), which also needs to be initially filed with the FSFM and may only be sent to VimpelCom for dissemination to the remaining shareholders after the expiration of a 15-day review period by the FSFM. NewCo has 35 days from the time it has acquired 95% (plus one share) of VimpelCom to serve this Buyout Notice. By initiating the squeeze-out procedure described above, NewCo will effectively pre-empt the VimpelCom shareholders' buyout rights that would otherwise arise as a consequence of NewCo's acquisition in the Russian Offer of 95% (plus one share) of the VimpelCom Shares. Accordingly, there will not be a subsequent offering period for U.S. purposes.

Discussion

Exchange Act Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders of VimpelCom ADSs, wherever located, and to U.S. holders of VimpelCom Shares. The Russian Offer will be open to all holders of VimpelCom Shares, wherever located. Literal application of Rule 14d-10(a)(1) would prohibit the dual offer structure of the U.S. Offer and Russian Offer.

The Commission has stated that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions.[9] As described above, the Bidders are unable to structure the Exchange Offer as a unitary offer due to the direct conflict between various Russian and U.S. tender offer rules and practices. The Bidders believe that the dual offer structure of the U.S. Offer and Russian Offer, as described herein, is the best method for reconciling these conflicts and protecting the interests of U.S. holders of VimpelCom Securities.

Rule 14d-1(d)(2)(ii) under the Tier II Exemption provides exemptive relief from Rule 14d-10(a)(1) where the U.S. offer is made to U.S. holders (which may also include all holders of ADSs representing interests in the subject securities) and one or more offers are made to non-U.S. holders. In order to qualify for the exemption provided for in Rule 14d-1(d)(2)(ii) under the Tier II Exemption, the U.S. offer must be made on terms at least as favorable as those offered any other holder of the same class of securities that is the subject of the tender offers. In addition, U.S. holders may be included in the foreign offer(s) only where the laws of the jurisdiction governing such foreign offer(s) expressly preclude the exclusion of U.S. holders from the foreign offer(s) and where the offer materials distributed to U.S. holders fully and

[8] The purchase price in connection with a Buyout Request must be a cash price determined in accordance with the rules applicable to mandatory tender offers, *i.e.*, the highest of the following amounts: (i) the weighted average trading price of shares for the six preceding months (or, if not available, the market value as determined by an independent appraiser) and (ii) the highest price at which the acquirer directly or indirectly acquired or offered to acquire any of the shares for the six preceding months. In contrast, the purchase price in a Squeeze-Out Demand Form must not be lower than the market price determined by an independent appraiser. In addition, in both instances the price cannot be less than the highest of the following amounts: (1) the price paid for the shares in the Russian mandatory or voluntary tender offer that resulted in acquisition by the acquirer and its affiliates of more than 95% of the voting shares and (2) the highest price at which the acquirer directly or indirectly acquired or offered to acquire any voting shares after expiration of the acceptance period of the Russian mandatory or voluntary tender offer.

[9] SEC Release Nos. 33-7759, 34-42054 (October 22, 1999).

adequately disclose the risks of participating in the foreign offer(s). All of the provisions for the exemption provided for in Rule 14d-1(d)(2)(ii) under the Tier II Exemption apply, except that the Exchange Offer does not qualify for the Tier II Exemption based on the U.S. Ownership Calculation Rules. The Commission has approved dual offer structures where the level of U.S. ownership exceeded 40% of the outstanding shares of the target company.[10]

The Bidders respectfully request exemptive relief from Rule 14d-10(a)(1) with respect to the U.S. Offer and the Russian Offer so that the dual offer structure may proceed as described herein.

Exchange Act Rule 14d-10(a)(2)

Rule 14d-10(a)(2) under the Exchange Act provides that no bidder shall make a tender offer unless the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer. Rule 14d-10(c)(1) under the Exchange Act provides that Rule 14d-10(a)(2) shall not prohibit the offer of more than one type of consideration in a tender offer, provided that security holders are afforded equal right to elect among each of the types of consideration offered and the highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration. The Bidders are offering the same consideration to all holders of VimpelCom Securities in the U.S. Offer and the Russian Offer. Accordingly, the Bidders believe they are in compliance with Rule 14d-10(a)(2).

Although the U.S. Offer will be open to all holders of VimpelCom ADSs and the Russian Offer will be open to all holders of VimpelCom Shares, holders of VimpelCom Shares that are not "qualified investors" (as defined by Russian law)[11] may not be entitled to receive NewCo DRs in exchange for their tendered VimpelCom Shares.[12] Holders of VimpelCom Shares that are not "qualified investors" may not be able to accept NewCo DRs because NewCo DRs will not be admitted for placement (*i.e.*, a sale to initial purchasers) or public circulation (*i.e.*, a public offering) in the Russian Federation. The NewCo DRs will not be admitted for placement or public circulation in the Russian Federation because, among other reasons, there are insufficient implementing regulations currently in place governing admission of "foreign securities" (which would include NewCo DRs), and, as a result, no practice has developed in this regard.

Based on the Bidders' review of VimpelCom's share register as of November 12, 2009, the Bidders are not aware of any U.S. holders of VimpelCom Shares. As noted above, all VimpelCom Preferred Shares are held by Altimo, which is a qualified investor for Russian purposes. The Bidders believe that there are a very limited number of VimpelCom Common Shares held by holders of VimpelCom Common Shares that may not, or may not be able to qualify as, "qualified investors." Based on the Bidders' review of VimpelCom's shareholder register as of November 12, 2009, there are 19 holders of VimpelCom Common Shares. The Bidders and their affiliates and the Custodian (which holds

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10 In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V. (October 14, 2002) (U.S. ownership possibly up to 70.8%); and In the Matter of Telefónica S.A., Telecommunicaçoes de Sao Paulo S.A., Tele Sudeste Celular Participaçoes S.A., Telefónica de Argentina S.A., Telefónica del Peru, S.A.A. (June 5, 2000) (U.S. ownership of 54.3%).

11 See Footnote 4, above.

12 Such persons may include, for example, persons who do not have accounts outside of the Russian Federation where NewCo DRs may be deposited. The FSFM confirmed in conversations with the Bidders that establishing an account outside of the Russian Federation where NewCo DRs may be deposited would not be sufficient to enable persons that are not "qualified investors" to receive NewCo DRs.

all VimpelCom Common Shares underlying VimpelCom ADSs) hold 99.39% of the outstanding VimpelCom Common Shares. Of the remaining 16 holders, one is a non-profit organization that owns one share, one is a legal entity registered in the British Virgin Islands that owns one share, 11 are individuals who collectively own 311,402 shares (equal to approximately 0.6% of VimpelCom Common Shares) and three are nominee holders collectively holding 67,635 shares (equal to approximately 0.01% of VimpelCom Common Shares). The Bidders do not have information about whether or not the 16 remaining holders (including beneficial owners of VimpelCom Common Shares held by nominee holders) are "qualified investors" and, if they are not "qualified investors" whether or not they could qualify as such going forward. Should the Commission believe that the inability of non-qualified investors to accept NewCo DRs constitutes a violation of Rule 14d-10(a)(2), the Bidders believe that the limited number of VimpelCom Common Shares held by, and the limited number of potentially, non-"qualified investors," coupled with the lack of sufficient implementing regulations in Russia for admission of the NewCo DRs, should warrant an accommodation from the all-holders provisions of Rule 14d-10. The Commission has said that it will consider granting relief where a bidder can demonstrate unusual facts warranting an accommodation from Rule 14d-10.[13]

The Exchange Offer documentation will advise holders of VimpelCom Securities that the nominal cash consideration is being offered only to satisfy Russian law, and recommend that holders that are not able to receive NewCo DRs due to applicable laws (which will include investors that are not "qualified investors") not accept the nominal cash consideration. Any such holders will be subject to the Russian statutory squeeze-out process (described above) that will enable them to receive for their VimpelCom Shares an amount determined by an independent appraiser in accordance with Russian law.[14]

For the reasons discussed above, and based on the facts and circumstances described herein, the Bidders respectfully request exemptive relief from Rule 14d-10(a)(2) under the Exchange Act.

Exchange Act Rule 14e-5

Among other things, Exchange Act Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities subject to a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Rule 14e-5 under the Exchange Act defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisors to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities.

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13 SEC Release No. 33-8957 (September 19, 2008), pp. 107-08.

14 The purchase price in a squeeze-out following a voluntary tender offer is described above. A notarized copy of the report of the independent appraiser must be annexed to the Squeeze-Out Demand Form. In addition, the Squeeze-Out Demand Form requires the acquirer to make relevant representations in respect of the proposed purchase price and its calculation. A shareholder that disagrees with the squeeze-out price indicated in the Squeeze-Out Demand Form may bring a damages claim in court within six months from the date when it learned of the transfer of its shares to the acquirer as part of the squeeze-out.

Exchange Act Rule 14e-5(b)(11)

Read literally, Rule 14e-5 could be interpreted to prohibit purchases or arrangements to purchase securities pursuant to the Russian Offer during the period in which the U.S. Offer is open. However, Rule 14e-5(b)(11) under the Exchange Act permits purchases or arrangements to purchase pursuant to a foreign offer where the offeror seeks to acquire subject securities through a U.S. tender offer and a concurrent or substantially concurrent foreign offer, if certain conditions are satisfied. In the present case, all conditions under Rule 14e-5(b)(11) would be met, with the exception that the transaction qualifies for the Tier II Exemption. The Commission has granted relief in respect of Rule 14e-5 with respect to dual offers that met all of the criteria now set forth in Rule 14e-5(b)(11) with the exception that the offers qualify for the Tier II Exemption.[15] The Commission has also recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country, in cases where the relief available under the Tier II Exemption was unavailable or in which the bidder was unable to confirm definitively that such relief was available, including dual tender offers in which the foreign offer was open to U.S. holders of securities.[16] Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. In the present case, however, the proposed dual offer structure involves purchases pursuant to the Russian Offer, which is subject to Russian voluntary tender offer rules and regulated by the JSC Law and implementing regulations adopted by the FSFM. Accordingly, the concerns which Rule 14e-5 seeks to address are not relevant in the context of the Exchange Offer and the Bidders respectfully request exemptive relief from the provisions of Rule 14e-5 in order to allow the Bidders to effect a dual tender offer as described herein.

Exchange Act Rule 14e-5(b)(12)

Rule 14e-5 would also limit the ability of affiliates of UBS Limited, acting as financial advisor to VimpelCom ("UBS"), J.P. Morgan plc, acting as financial advisor to Telenor (together with UBS, the "Financial Advisors") and N.M. Rothschild & Sons Limited, acting as advisor to Telenor (together with the Financial Advisors, the "Advisors"), and the Bidders and their affiliates to purchase or make arrangements to purchase VimpelCom Shares outside the Exchange Offer. However, Rule 14e-5(b)(12) under the Exchange Act permits purchases or arrangements to purchase securities subject to a tender offer by an affiliate of a financial advisor and an offeror and its affiliates to be made in accordance with the laws of the target company's home jurisdiction, subject to certain conditions (including that the covered person reasonably expects that the tender offer is subject to the Tier II Exemption). In the present case, all conditions under Rule 14e-5(b)(12) would be met, with the exception that the transaction qualifies for the Tier II Exemption. The Bidders intend that any purchases of VimpelCom Shares outside the Exchange Offer by the Bidders, any Advisor or any affiliates of the Bidders or the Advisors, or any broker or other financial institution acting as the Bidders' agent (the "Prospective Purchasers") that would otherwise be prohibited by Rule 14e-5, would be subject to the following conditions:

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15 *See* In the Matter of Grupo Aeroportuario del Sureste, S.A.B. de C.V (May 9, 2007).

16 *See* Tender offer by Petersen Energia Inversora, S.A. for YPF S.A. (September 9, 2008); In the Matter of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (May 9, 2007); Gas Natural SDG, S.A. Exchange Offer for Endesa, S.A. (March 2, 2006); Offers by Harmony Gold Mining Company Limited for all Ordinary Shares, including Ordinary Shares represented by ADSs, of Gold Fields Limited (November 19, 2004); Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney (October 8, 2003); In the Matter of Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Francés (April 19, 2001); and In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depository Shares of Banco Ganadero, S.A. (March 9, 2001).

(i) no purchases or arrangement to purchase VimpelCom Shares, otherwise than pursuant to the Exchange Offer, will be made in the United States;

(ii) prominent disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Exchange Offer, will be included in the U.S. Offer documentation;

(iii) prominent disclosure of the manner in which information regarding such purchases will be disseminated will be included in the U.S. Offer documentation;

(iv) the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in Russia pursuant to Russian tender offer rules;

(v) the Prospective Purchasers shall comply with any applicable rules in Russia;

(vi) in the event that NewCo or its affiliates purchase or make arrangements to purchase VimpelCom Shares for consideration greater than the Exchange Offer price, the Exchange Offer price will be increased to match the higher price paid outside the Exchange Offer;

(vii) upon request of the Division of Trading and Markets of the Commission (the "Division"), the Prospective Purchasers shall disclose to it a daily time-sequenced schedule of all purchases of VimpelCom Shares made by any of them during the Exchange Offer, on a transaction-by-transaction basis, including: (a) a description of the size, broker (if any), time of execution and purchase price; and (b) if not executed on the Russian Trading System T+O Market, the exchange, quotation system or other facility through which the purchase occurred;

(viii) upon request of the Division, the Prospective Purchasers shall transmit the information specified in clauses (a) and (b) of item (vii) above to the Division at its offices in Washington D.C. within 30 days of its request;

(ix) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Exchange Offer;

(x) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division or by telephone) to respond to enquiries of the Division relating to such records; and

(xi) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

In addition, the Bidders intend that, with respect to any purchases of VimpelCom Shares outside the Exchange Offer by an affiliate of an Advisor:

(i) the Advisor and its affiliate shall maintain and enforce written policies and procedures reasonably designed to prevent the transfer of information among the Advisor and affiliate that might result in a violation of U.S. securities laws and regulations through the establishment of information barriers;

(ii) the Advisor shall have an affiliate that is registered as a broker or dealer under Section 15(a) of the Exchange Act;

(iii) the affiliate shall have no officers (or persons performing similar functions) or employees (other than clerical, ministerial, or support personnel) in common with the Advisor that direct, effect or recommend transactions in VimpelCom Shares who also will be involved in providing the Bidders or VimpelCom with financial advisory services or dealer-manager services; and

(iv) the purchases or arrangements to purchase shall not be made to facilitate the Exchange Offer.

The Commission has granted relief in respect of Rule 14e-5 with respect to offers that met all of the criteria set forth in Rule 14e-5(b)(12) with the exception that the offer qualifies for the Tier II Exemption.[17]

Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange," would be satisfied if the Bidders, or financial institutions acting on their behalf, made purchases of, or arrangements to purchase, VimpelCom Shares outside the United States. Nonetheless, for the reasons discussed herein, and on the conditions set forth above, the Bidders respectfully request exemptive relief from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d) to allow (i) NewCo to make the Russian Offer, and to purchase or arrange to purchase VimpelCom Shares thereunder during the period in which the U.S. Offer is open and (ii) affiliates of the Advisors and the Prospective Purchasers to purchase or make arrangements to purchase VimpelCom Shares outside the Exchange Offer as described above. We have been requested by the Bidders to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of VimpelCom Shares outside the United States in the absence of such relief.

Exchange Act Section 14(d)(5)

Section 14(d)(5) of the Exchange Act provides that the securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the commencement of the tender offer if the securities have not been accepted for payment by the bidder. As mentioned above, under the JSC Law, a voluntary tender offer must remain open for at least 70 calendar days after the date on which the bidder delivers the VTO Form to the target company for dissemination by the target company to its registered shareholders. We are aware of the Staff's position that, in the context of a foreign tender offer where U.S. security holders are initially excluded and subsequently included in a U.S. offer, the U.S. offer generally must be open for at least as many days as the minimum period permitted by the foreign jurisdiction.[18] In the present case, however, for the reasons described above in "Expiration and Settlement of the Exchange Offer," the Bidders are intending to cause the acceptance period of the U.S. Offer to expire three business days prior to the expiration of the acceptance period of the Russian Offer. The Bidders do not believe the U.S. holders of VimpelCom Common Shares and VimpelCom ADSs will be materially disadvantaged because the U.S. Offer is expected to remain open for a minimum of 65 days.

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17 *See* Kraft Foods Inc. Offer for Ordinary Shares and ADSs of Cadbury plc (December 9, 2009).

18 Section II.B. Question 1 in the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001).

As described above in "Expiration and Settlement of the Exchange Offer," the Bidders have been advised that it will take three business days following the expiration of the U.S. Offer for the Depositary Acceptance Notice to be delivered to the Russian Exchange Agent. Acceptances in the U.S. Offer and the Russian Offer will be counted on an aggregate basis to determine whether the minimum acceptance threshold has been met. As a result, permitting withdrawals under the U.S. Offer during the three business days following expiration of the U.S. Offer would frustrate the success of the Exchange Offer by affecting whether or not the aggregate minimum acceptance threshold is met. Rule 14d-1(d)(2)(vii) under the Tier II Exemption provides that a bidder may suspend withdrawal rights at the end of the offer and during the period that securities tendered into the offer are being counted, provided certain other conditions are met. All conditions for the exemption provided in Rule 14d-1(d)(2)(vii) will be met, except that the transaction does not qualify for the Tier II Exemption. The Commission has granted relief under Rule 14d-1(d)(2)(vii) in other situations where the transaction did not qualify for the Tier II Exemption.[19]

For the reasons discussed herein, the Bidders respectfully request that the Exchange Offer be exempted from compliance with Section 14(d)(5) during the period from the expiration of the U.S. Offer acceptance period until (and including) the first business day following the date of expiration of the Russian Offer, which is the date that the Bidders will announce the results of the Exchange Offer and either accept VimpelCom Securities tendered into the U.S. Offer or declare that the Exchange Offer has not succeeded.

Exchange Act Rule 14e-1(c)

Exchange Act Rule 14e-1(c) requires that the consideration offered in a tender or exchange offer be paid "promptly" after the termination of such offer. As described above in "Expiration and Settlement of the Exchange Offer," under Russian voluntary tender offer rules, shareholders tendering into the Russian Offer must submit certain documents authorizing the registrar to effect the transfer of tendered VimpelCom Shares to NewCo, and they may do so after the expiration of the Russian Offer (*i.e.*, during the Confirmation Period). Each tendering shareholder can effect the transfer of the tendered securities to NewCo at any time during the Confirmation Period. While Russian voluntary tender offer rules do not prescribe a time by which payment for tendered securities is to be made, it is Russian practice for bidders to pay consideration promptly following each Share Transfer Date, and in any event within 15 days of any such Share Transfer Date (which is the period by which payment must be made under Russian mandatory tender offer rules).

Because the Custodian intends to deliver the ancillary documents and share transfer order necessary to perfect the transfer of VimpelCom Common Shares underlying VimpelCom ADSs tendered into the U.S. Offer when it delivers the Depositary Acceptance Notice (i.e., prior to expiration of the Russian Offer), NewCo would pay the consideration in respect of those VimpelCom Common Shares promptly following expiration of the Russian Offer, and in any event within three business days following expiration of the Russian Offer. Payment of the consideration in respect of VimpelCom ADSs would occur simultaneously or, in any case, on the same business day.

VimpelCom Common Shares tendered into the U.S. Offer by U.S. holders (if any) will not be tendered into the Russian Offer, and such holders will be paid the consideration on the same business day as the consideration is paid in respect of the VimpelCom ADSs.

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[19] *See* Offer by Harmony Gold Mining Company Limited for all Ordinary Shares, including Ordinary Shares represented by ADSs, of Gold Fields Limited (November 19, 2004); Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney (October 8, 2003); and Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset (September 12, 2002).

With respect to the VimpelCom Common Shares tendered into the Russian Offer, NewCo intends to pay the consideration in the form of NewCo DRs or pay nominal cash (as the case may be) promptly following each Share Transfer Date, and in any event within 15 days of such Share Transfer Date, consistent with Russian practice and as contemplated in the VTO Form. If the Tier II Exemption were available, payment made in accordance with foreign practice and law would be deemed to satisfy Rule 14e-1(c). Even though the Tier II Exemption is not available, the Commission has granted relief in similar situations where U.S. ownership exceeded the ceiling for the Tier II Exemption.[20]

The Bidders respectfully request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(c) if NewCo pays for VimpelCom Securities in the manner described above.

Exchange Act Rule 14e-1(d)

Rule 14e-1(d) under the Exchange Act, among other things, prohibits a person making a tender offer from extending the length of the offer without issuing a notice of such extension by press release or other public announcement, which includes disclosure of the approximate number of securities deposited to date and which must be issued by 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date of the offer. The Bidders propose to announce extensions of the U.S. Offer and Russian Offer, if any, in the same manner and to include information Bidders may have with respect to acceptances in the U.S Offer and Russian Offer to date.

As described above, the acceptance period of the U.S. Offer will expire three business days prior to the expiration of the acceptance period of the Russian Offer to enable the Depositary Acceptance Notice to be delivered to the Russian Exchange Agent. Also, as mentioned above, acceptances in the U.S. Offer and the Russian Offer will be counted on an aggregate basis to determine whether the minimum acceptance threshold has been met. Depending on the number of acceptances with respect to the U.S. Offer, the Bidders may not know (and therefore may not be able to announce) whether the minimum acceptance threshold has been met and, if it has not been met, whether there will be an extension, until the number of acceptances with respect to the Russian Offer is known at the expiration of the Russian Offer.

If the Tier II Exemption were available, notices of extensions made in accordance with the requirements of the home jurisdiction law or practice would satisfy the requirements of Rule 14e-1(d). Even though the Tier II Exemption is not available, the Commission has granted relief in similar situations where the offerors were unable to rely on the Tier II Exemption.[21] The Bidders respectfully request confirmation that, based on the facts and circumstances described herein, the Staff will not recommend that any enforcement action be taken if announcements of extensions to the Exchange Offer

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20 *See* Alcan, Inc. (October 8, 2003); Madison Dearborn Partners, LLC (July 9, 2002) (U.S. ownership of approximately 53%); Technip, S.A. (August 30, 2001) (U.S. ownership possibly up to 50.6%); Banco Bilbao Vizcaya Argentaria S.A. (April 19, 2001) (U.S. ownership of 54.2%); and Repsol-YPF, S.A. (July 21, 2000) (U.S. ownership of 53.12%).

21 *See* EGS Acquisition Co. LLC (November 5, 2008); Bayer AG (April 28, 2006); Alcan, Inc. (October 8, 2003); Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset (September 12, 2002); Proposed Exchange Offer by Technip, S.A. for all of the outstanding ordinary shares and American Depositary Shares of Coflexip, S.A. (August 30, 2001). *See also* Vodafone Airtouch Plc Offer for Mannesmann Aktiengesellschaft (December 22, 1999); In the Matter of the Proposed Exchange Offer by Crown Cork & Seal Company Inc. for CarnaudMetalbox (December 20, 1995).

are made on the next business day following the expiration date of the Russian Offer acceptance period effected in accordance with Russian rules and practice.

Exchange Act Rule 13e-3

The Exchange Offer falls within the definition of a "Rule 13e-3 transaction," as defined by Rule 13e-3(a)(3) under the Exchange Act, because it is a tender offer by two affiliates of VimpelCom that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, the deregistration and delisting of VimpelCom Common Shares.[22] Rule 13e-3(g)(2) provides that Section 13e-3 does not apply to any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security, provided that:

- Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights, except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

- Such equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and

- If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

As mentioned above, the cash being offered to satisfy Russian legal requirements is less than a penny per VimpelCom ADS and per VimpelCom Common Share, compared with an approximate market value of US$21.15 for one VimpelCom ADS (based on the NYSE closing price on November 23, 2009) and a market value of approximately US$450.00 (RUB 12,960) for one VimpelCom Common Share (based on the last trading price of a VimpelCom Common Share on the Russian Trading System T+O Market on November 23, 2009). The parties believe that the nominal cash amount is so low that it is a formalistic rather than a realistic option, and that its inclusion alone should not render the Rule 13e-3(g)(2) exemption unavailable.

Further, the Commission has stated that the exception provided for in Rule 13e-3(g)(2) remains available where security holders are offered a cash option, if the cash alternative is "substantially equivalent" to the value of the equity securities being offered, and both options are offered to all security

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22 Pursuant to the deposit agreement for the VimpelCom ADSs, holders of VimpelCom ADSs may receive the VimpelCom Common Shares underlying their VimpelCom ADSs by surrendering such VimpelCom ADSs to the ADS Depositary and withdrawing the respective underlying VimpelCom Common Shares in accordance with the agreement. Therefore, for purposes of Rule 13e-3, it would not be appropriate to treat the VimpelCom ADSs as a separate class of securities from the VimpelCom Common Shares underlying such VimpelCom ADSs. The Bidders believe this is consistent with the Commission's position that ADSs must not be considered a separate class of security from the underlying securities they represent for purposes of the beneficial ownership reporting rules, the tender offer rules and Section 13(e) of the Exchange Act (*see* Exchange Act Release No. 34-29226, dated May 23, 1991), and the Commission's view that ADSs serve only as a mechanism for investing in the underlying securities (*see* Exchange Act Release No. 34-38850, dated July 18, 1997).

holders.[23] In the Exchange Offer, the cash alternative being offered is substantially lower than the value of the NewCo securities being offered. As described above, the cash alternative is being offered solely for the purpose of complying with the letter of Russian law, and the amount is so low that the Bidders do not expect that any shareholder will elect to receive cash instead of NewCo DRs.

The Commission has stated that the objective of the exception in Rule 13e-3(g)(2) is to ensure that the security holders are afforded a meaningful opportunity to maintain their equity interest, and that this objective is defeated if the cash option is clearly more desirable than the alternative qualifying equity security.[24] The nominal cash option being offered to security holders is clearly within the exception's objective. The purpose and intended outcome of the proposed transaction is that VimpelCom security holders remain security holders in the U.S.-registered and NYSE-listed NewCo. There is no reasonable likelihood or purpose of producing, directly or indirectly, the type of "going private transaction" which paragraph (a)(3)(ii) of Rule 13e-3 is intended to cover.

The Bidders respectfully request confirmation that, based on the facts and circumstances described herein, the Staff will not recommend that any enforcement action be taken if the Exchange Offer does not comply with the filing and informational requirements of Rule 13e-3 of the Exchange Act and no Schedule 13E-3 is filed in connection with the Exchange Offer.

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23 *See* http://sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. *See also* Exchange Act Release No. 16075 (August 2, 1979).

24 Question and Answer No. 11 in Exchange Act Release No. 17719 (April 13, 1981).

*   *   *

If you require any further information or have any questions please contact Lorenzo Corte or Pranav Trivedi at +44 20 7519 7025, or Peter O'Driscoll at +44 20 7862 4639.

Very truly yours,

Lorenzo Corte
Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Peter O'Driscoll
Orrick, Herrington & Sutcliffe LLP

cc: Daniel Walsh and Patrick Dooley, Akin, Gump, Strauss, Hauer & Feld LLP

Yuri Musatov, Altimo Holdings & Investments Ltd.

Bjørn Hogstad, Telenor ASA

VimpelCom Ltd. (Attention: Dmitry Egorov and Iver Olerud)

Skadden, Arps, Slate, Meagher & Flom LLP
6 Gasheka Street
Moscow 125047
Russian Federation

Orrick (CIS) LLC
7 Gasheka Street, Suite 600
Moscow 123056
Russian Federation

February 5, 2010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention: Ms. Michelle Anderson, Chief
Ms. Christina Chalk, Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance

Ms. Josephine J. Tao, Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Re: Proposed Dual Tender Offer by VimpelCom Ltd. for Common Shares, American Depositary Shares and Preferred Shares of Open Joint Stock Company "Vimpel-Communications": Russian law description

Ladies and Gentlemen:

Reference is made to the no-action and exemptive relief letter (the "Letter") that we submitted to the U.S. Securities and Exchange Commission today on behalf of our client, VimpelCom Ltd. ("NewCo"), a newly formed company organized under the laws of Bermuda, and NewCo's two shareholders, Altimo Holdings & Investments Ltd., a company organized under the laws of the British Virgin Islands (together with certain of its affiliates "Altimo"), and Telenor ASA, a company organized under the laws of Norway (together with certain of its affiliates "Telenor," and together with Altimo and NewCo, the "Bidders").

We act as Russian counsel for NewCo. Solely in this capacity, we have reviewed the Letter and confirm that, in our view, the statements of Russian law and tender offer practice in the Letter are accurate and, for the purpose of the Letter, complete.

Please note that these statements of Russian law and tender offer practice consist of brief summaries of relevant matters of Russian law and tender offer practice and should not be construed as a comprehensive description.

The foregoing confirmation:

(1) is rendered solely in connection with the request for no-action and exemptive relief set forth in the Letter;

(2) may not be relied on for any other purpose; and

(3) may not be reproduced, referred to or quoted in any offering documents, disclosure or similar written materials, except that we consent to this confirmation being attached to the Letter.

* * *

If you require any further information or have any questions, please contact Alexey Kiyashko at +7 495 797 4600 or Vladimir Markin at +7 495 775 4805.

Very truly yours,

Alexey Kiyashko
Skadden, Arps, Slate, Meagher & Flom LLP

Vladimir Markin
Orrick (CIS) LLC

cc: Alexander V. Izosimov, Dmitry Egorov, Iver Olerud, VimpelCom Ltd.

Yuri Musatov, Altimo Holdings & Investments Ltd.

Bjørn Hogstad, Telenor ASA